Incapital LLC
(SEC I.D. No. 8-52081)

Statement of Financial Condition as of December 31, 2017 and Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52081

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **01/01/17**   AND ENDING   **12/31/17**
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago   **Illinois**   **60606**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Belka   **312-379-3700**
                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive   **Chicago**   **Illinois**   **60606**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)









OATH OR AFFIRMATION

I, Tom Belka, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to Incapital LLC (the "Company"), as of December 31, 2017, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas J Belka — Signature

2/28/18 — Date

Title: Chief Financial Officer

Notary Public

2/28/18 — Date

OFFICIAL SEAL
PATRICIA E ALLEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/22

INCAPITAL LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm

(x)   Facing Page

(x)   Statement of Financial Condition

( )   Statement of Operations

( )   Statement of Cash Flow

( )   Statement of Changes in Member's Equity

( )   Statement of Changes in Subordinated Liabilities or Claims of General Creditors

(x)   Notes to Financial Statements

( )   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

( )   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( )   Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934

( )   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (not applicable)

( )   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)

(x)   An Oath or Affirmation

( )   A Copy of the SIPC Supplemental Report (filed separately)

( )   Exemption Report Required by SEC Rule 17a-5(d)(1) and (4)

( )   Report of Independent Registered Public Accounting Firm

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member:

Opinion on the Financial Statement – Statement of financial condition

We have audited the accompanying statement of financial condition of Incapital LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

INCAPITAL LLC

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017**

ASSETS

Cash	$	547,519
Securities owned — at fair value		377,899,700
Securities purchased under agreements to resell		45,306,918
Receivable from broker dealers		15,593,964
Other assets		2,330,298
Total assets	$	441,678,399

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to parent and affiliate	$	2,358,666
Payable to broker dealers		867,005
Securities sold, not yet purchased — at fair value		258,362,942
Securities sold under agreements to repurchase		139,463,925
Other liabilities		7,456,220
Total liabilities		408,508,758
MEMBER'S EQUITY		33,169,641
Total liabilities and member's equity	$	441,678,399

The accompanying notes are an integral part of these financial statements.

INCAPITAL LLC

**NOTES TO FINANCIAL STATEMENT OF CONDITION
AS OF DECEMBER 31, 2017**

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the underwriting and trading of debt securities.

   The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, swaps, swaption volatility quotes, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.

   Derivative Financial Instruments — Derivative financial instruments ("Derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices.

   Fair values of exchange-traded futures are recorded in receivable from broker dealers on the Statement of Financial Condition.

   Resale and Repurchase Agreements — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value approximately equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company may also be required by counterparties to deposit additional collateral on a daily basis on sales of securities under agreements to repurchase.

   Income Taxes — The Company is treated as a partnership for U.S. tax purposes. The Company is subject to Unincorporated Business Tax in New York City ("NYC"). $97,500 has been accrued and is reflected in other liabilities in the Statement of Financial Condition. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability. The Company does not have any significant uncertain tax positions as of December 31, 2017 and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the year ending December 31, 2014 remain open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

3. **FAIR VALUE MEASUREMENTS**

   Securities owned and securities sold, not yet purchased, as of December 31, 2017, are as follows:

INCAPITAL LLC

NOTES TO FINANCIAL STATEMENT OF CONDITION
AS OF DECEMBER 31, 2017

	Owned	Sold, Not Yet Purchased
Level 1		
Futures contracts	16,421 *	-
Total Level 1	16,421	-
Level 2		
Corporate debt securities	48,910,154	19,022,564
U.S. Treasuries	27,537,176	87,792,191
Agency securities	125,438,308	-
Mortgage backed securities	172,237,611	151,548,187
Brokered certificates of deposit	3,776,451	-
Total Level 2	377,899,700	258,362,942
Level 3	-	-
Total	$ 377,916,121	$ 258,362,942

*Included in receivable from broker dealers on the Statement of Financial Condition.

The Company held no Level 3 securities during the year ended December 31, 2017. There were no transfers between the fair value hierarchy levels during the year ended December 31, 2017.

ASC 820-10, *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- *Level 1* — Quoted prices in active markets for identical securities.

- *Level 2* — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- *Level 3* — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the Statement of Financial Condition classification.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2017 were as follows:

- *Futures* — Based on quoted market prices in active markets.

- *Corporate debt, U.S. Treasuries and Agency securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US

INCAPITAL LLC

NOTES TO FINANCIAL STATEMENT OF CONDITION
AS OF DECEMBER 31, 2017

> Treasury rates, swaps, swaption volatility quotes, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.

- *Mortgage backed securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, To-Be-Announced mortgage pool prices, credit spreads, and prepayment forecasts.

- *Brokered certificates of deposit* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, and credit spreads.

4. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2017, $2,346,677 was unpaid at year-end and is included in payable to parent and affiliate on the Statement of Financial Condition.

The Company has entered into a management agreement (the "Affiliate Agreement") with an affiliate company, whereby the affiliate is a wholly owned subsidiary of the Parent. The Company provides the affiliate with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreement. As of December 31, 2017, $11,989 was overpaid at year-end and is included in payable to parent and affiliate on the Statement of Financial Condition.

5. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, which are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into in an attempt to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. During the year ended December 31, 2017, the Company had an average monthly notional amount of $22,300,000 of derivative contracts outstanding. At December 31, 2017, the Company had a notional amount of $15,300,000 outstanding in derivative contracts, composed of 153 long interest rate futures contracts, which had one day of variation margin not settled of $16,421 and is included in receivables from broker dealers on the Statement of Financial Condition. Futures are recorded at fair value, which represents the difference between the contract price at the trade date and the closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2017 at the fair values of the related. Substantially all of the Company's securities owned, at fair value at December 31, 2017, have been pledged as margin with the firm's clearing broker dealer.

The Company finances a significant portion of its securities transactions.   Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in additional margin requirements with clearing brokers and counterparties.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2017, the Company had net capital, as defined, of $19,644,219, which was $18,975,773 in excess of its required net capital of $668,446. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers and, therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

7. RELATED PARTIES

One of the Company's corporate issuers is a unit holder of the Parent.

The Company entered into a $10,000,000 revolving loan agreement on August 1, 2013 with its Parent with a maturity date of July 31, 2018. All accrued interest on the loan is due July 31 of each year until maturity or until paid in full. As of December 31, 2017, there were no amounts outstanding related to this loan agreement.

8. EMPLOYEE COMPENSATION AND BENEFITS

In April 2009, the Parent adopted the Incapital Holdings LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively, "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards. The Plan is classified as an equity-based plan. The shares awarded during the year ended December 31, 2017 have a two-year cliff vesting period.

In January 2017, the Parent adopted the Incapital Holdings LLC Equity Tracking incentive Plan (the "Tracking Plan"). The Tracking Plan provides the grant of Equity Tracking Units ("the ETU Awards") of the Parent to employees of the Company. The Tracking Plan is administered by the Equity Tracking Incentive Plan Review Committee (the " ETI Committee") appointed by the board of the Parent but, with oversight from the Parent's Compensation Committee. The ETI Committee has the authority and discretion to determine the extent and terms (including vesting) of the ETU Awards granted, as well as those eligible to receive the ETU Awards. The Tracking Plan is classified as a liability-based plan.

The ETUs awarded during the year ended December 31, 2017 vest equally on each of the second, third, and fourth anniversaries of the designated grant date and are expensed ratably over the period. Amounts payable,

INCAPITAL LLC

**NOTES TO FINANCIAL STATEMENT OF CONDITION
AS OF DECEMBER 31, 2017**

related to severance, as of December 31, 2017, are included in other liabilities in the accompanying Statement of Financial Condition.

9. COLLATERAL

Securities purchased under agreements to resell and securities sold under agreements to repurchase result from transactions with other brokers and dealers. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities purchased under agreements to resell transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2017, the Company advanced $45,306,918 of cash collateral with other brokers and dealers and received U.S. Treasury Securities with a market value of approximately $42,998,831 related to those transactions. Securities sold under agreement to repurchase transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2017, the Company received $139,463,925 of cash collateral from security borrowers and loaned securities with a market value of $145,887,718 related to those transactions. The Company monitors the market value of securities sold under agreements to repurchase and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreement to repurchase and the related amounts are included in other assets or liabilities in the Statement of Financial Condition.

The following tables present, as of December 31, 2017, the gross liability for securities sold under repurchase agreements disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements.

Collateral	Repurchase Agreements
U.S. Treasuries	$ -
Mortgage backed securities	139,463,925
Total	$ 139,463,925

Contractual Maturity

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase Agreements	$ 139,463,925	$ -	$ -	$ -	$ 139,463,925

The following table presents the gross and net repurchase agreements and futures contracts and the related offsetting amounts.

INCAPITAL LLC

NOTES TO FINANCIAL STATEMENT OF CONDITION
AS OF DECEMBER 31, 2017

Offsetting of Financial Assets and Derivative Assets

	Gross amounts of recognized assets	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition	Net amount
Futures contracts	$ 16,421	$ -	$ 16,421	$ 16,421	$ -
Reverse Repurchase agreements	$ 45,306,918	$ -	$ 45,306,918	$ 42,998,831	$ 2,308,087
Total	$ 45,323,339	$ -	$ 45,323,339	$ 43,015,252	$ 2,308,087

The amount of collateral is limited to the total net exposure (prior to collateral) by counterparty.

Offsetting of Financial Liabilities

	Gross amounts of recognized liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition	Net amount
Repurchase agreements	$ 139,463,925	$ -	$ 139,463,925	$ 139,463,925	$ -

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available for issuance. On February 23, 2018, the Company made a capital withdrawal of $1,500,000 to the Parent. No other events requiring disclosure or recognition were identified.

* * * * * *